Calculation of the Registration Fee

Title of Each Class of Securities _Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$6,000,000	$184.20

(1)           Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)           Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006 as amended, the Registration Statement,  and have been carried forward, of which $184.20 is offset against the registration fee due for this offering and of which $650,062.63 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-134553

PRICING SUPPLEMENT NO. 149/C dated April 16, 2007

to Prospectus Supplement dated May 30, 2006

and Prospectus dated May 30, 2006

LEHMAN BROTHERS HOLDINGS INC.

Medium-Term Notes, Series I

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 30, 2006, as supplemented by the Prospectus Supplement, dated May 30, 2006 (as so supplemented, together with all documents incorporated by reference therein, the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:	52517PW98

ISIN:	US52517PW986

Specified Currency:	Principal:	U.S. Dollars
	Interest:	U.S. Dollars

Principal Amount:	$6,000,000

	Total	Per Note
Issue Price:	$6,000,000	100.0%
Agent’s Commission:	$0	0.0%
Proceeds to Lehman Brothers Holdings Inc.:	$6,000,000	100.0%

The Notes will be issued in an aggregate principal amount of $6,000,000 and will be a further issuance of, and will form a single tranche with, the $13,000,000 aggregate principal amount of Medium-Term Notes, Series I, due April 25, 2022, that Lehman Brothers Holdings will issue on April 25, 2007. The Notes will have the same CUSIP and ISIN numbers as the other notes of this tranche and will settle on the same date as, and trade interchangeably with, the other notes of this tranche. The issuance of the Notes will increase the aggregate principal amount of the outstanding notes of this tranche to $19,000,000.

On the Issue Date, we may, without the consent of the holders of the Notes, issue additional notes similar to these Notes in all respects except for the Issue Price. Following the Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes in all respects except for the Issue Date, Issue Price and the payment of interest accruing prior to the Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agent:	Lehman Brothers

Agent’s Capacity:	☒ As principal	☐ As agent

Issue Date:	April 25, 2007

Stated Maturity Date:	April 25, 2022, subject to Optional Redemption; provided that if such day is not a Business Day, then such day will be the following Business Day.

Redemption Amount:	100%

Date From Which Interest Accrues:	☒	Issue Date
	☐	Other:

☐ Fixed Rate Note

Interest Rate per Annum:		%

☒ Floating Rate Note	☐	CD Rate
	☐	Commercial Paper Rate
	☐	Federal Funds (Effective) Rate
	☐	Federal Funds (Open) Rate
	☐	LIBOR Telerate
	☐	LIBOR Reuters
	☐	EURIBOR
	☐	Treasury Rate:	Constant Maturity ☐ Yes ☐ No
	☐	Prime Rate
	☐	Eleventh District Cost of Funds Rate
	☐	CMS Rate
	☒	Other: See “Interest Rate per Annum” below

Interest Rate per Annum:	From and including the Issue Date, to but excluding April 25, 2008: 10.0%

From and including April 25, 2008, to but excluding the Stated Maturity Date: 50 times the Spread

Maximum Rate:	Not applicable

Minimum Rate:	0%

Spread:	The 30-Year CMS Rate minus the 10-Year CMS Rate.

Interest Reset Dates:

Each January 25, April 25, July 25 and October 25, commencing on April 25, 2008, for the period commencing on and including such Interest Reset Date to but excluding the next succeeding Interest Payment Date, determined on the related Interest Determination Date.

Interest Determination Dates:	Two Business Days prior to the related Interest Reset Date.
Interest Payment Dates:

Each January 25, April 25, July 25 and October 25, commencing on July 25, 2007; provided that if such day is not a Business Day, then such day will be the following Business Day unless such day falls in the following month in which case it will be the preceding Business Day; and provided further that the final Interest Payment Date for any Notes shall be the Stated Maturity Date, subject to Optional Redemption.

30-Year CMS Rate:

For any Interest Reset Date, the rate for U.S. Dollar swaps with a maturity of 30 years, expressed as a percentage, which appears on Reuters Screen ISDAFIX1 under the heading “30YR” as of 11:00 a.m., New York City time, on the related Interest Determination Date. If such rate does not appear on Reuters Screen ISDAFIX1 on any Interest Determination Date, the rate for the related Interest Reset Date shall be determined on such Interest Determination Date as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “Description of the Notes—Floating Rate Notes—CMS Rate Notes” in the Prospectus.

10-Year CMS Rate:

For any Interest Reset Date, the rate for U.S. Dollar swaps with a maturity of 10 years, expressed as a percentage, which appears on Reuters Screen ISDAFIX1 under the heading “10YR” as of 11:00 a.m., New York City time, on the related Interest Determination Date. If such rate does not appear on Reuters Screen ISDAFIX1 on any Interest Determination Date, the rate for the related Interest Reset Date shall be determined on such Interest Determination Date as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “Description of the Notes—Floating Rate Notes—CMS Rate Notes” in the Prospectus.

Interest Computation:	Interest will be computed on the basis of a 360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.

Adjusted:	☐	Yes	☒	No

Optional Redemption:

The Notes may be redeemed prior to the Stated Maturity Date at the option of Lehman Brothers Holdings Inc. in whole or in part at a price equal to the Redemption Amount, on each Interest Payment Date, commencing on April 25, 2008. Notice of redemption will be given not less than five Business Days prior to the redemption date.

Business Days:	New York and London

Calculation Agent:	Lehman Brothers Special Financing Inc.

Form of Note:	☒ Book-entry only (global)	☐ Certificated

KEY RISKS

An investment in the Notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes.  You should read the risks summarized below in conjunction with, and the risks summarized below are qualified by reference to, the risks described in “Risk Factors” in the Prospectus Supplement.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.  You should reach an investment decision only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Limitations on returns on the Notes — The interest payable on the Notes is uncertain, and movements in U.S. Dollar swap rates will affect whether or not and the extent to which you will receive interest on the Notes in any Interest Period, from and including April 25, 2008, to but excluding the Stated Maturity Date.  There is a risk that the difference of the 30yr CMS Rate minus the 10yr CMS Rate, determined on any Interest Determination Date, may be less than zero, in which event no interest will be payable on the Notes on the related Interest Payment Date.  Fluctuations in the 30yr CMS Rate and the 10yr CMS Rate may make the value of the Notes difficult to predict and more volatile than conventional fixed or floating interest rate debt securities and can result in effective returns to investors that are lower than anticipated.

Principal protection only if you hold the Notes to maturity — The trading value of the Notes will be affected by factors that interrelate in complex ways, including the level and direction of interest rates, the anticipated level and potential volatility of the 30yr CMS Rate and the 10yr CMS Rate, the method of calculating the 30yr CMS Rate and the 10yr

CMS Rate, the time remaining to the maturity of the Notes, our right to redeem all of the Notes from time to time and the availability of comparable instruments.  In particular, to the extent that the spread between the 30yr CMS Rate and the 10yr CMS Rate becomes less than zero, or the market perceives that the risk of this occurring increases, the trading price of the Notes may be adversely affected.  Although the Notes are principal-protected if held to maturity, if you sell this or any fixed income security prior to maturity, you may receive a dollar price less than 100% of the applicable principal amount of Notes sold.

We may choose to redeem the Notes — Your Notes are redeemable at our option on every Interest Payment Date on or after April 25, 2008.  If the Notes are redeemed, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the Interest Rate on the Notes.  Our redemption right may adversely impact your ability to sell your Notes, and/or the price at which you could sell your Notes, as April 25, 2008 approaches. You should consult your own financial and legal advisors as to the risks of an investment in redeemable Notes.

The market for the Notes may be illiquid — The Notes will not be listed on any securities exchange, and as a result, there may be little or no secondary market for the Notes.  Lehman Brothers Inc. may make a market in the Notes, but is not obligated to do so, and may discontinue any market-making at any time without notice, in its sole discretion.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the Notes easily, and if at any time Lehman Brothers Inc. were to cease acting as a market-maker, it is likely that there would be no secondary market for the Notes.

Potential conflicts of interest — Lehman Brothers Special Financing Inc. and other affiliates of ours play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.  In addition, we and our affiliates are active participants in the U.S. Dollar swap rate market as dealers, proprietary traders and agents for its customers, and therefore at any given time, we may be a party to one or more transactions related to the 30yr CMS Rate or the 10yr CMS Rate.  Any of these activities may adversely affect the spread between the 30yr CMS Rate and the 10yr CMS Rate.

Commissions and hedging costs — The original issue price of the Notes includes the underwriting commissions and fees and our cost of hedging its obligations under the Notes through one or more of its affiliates.  Such cost includes such affiliates’ expected cost of providing this hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you will be able to sell the Notes in secondary market transactions, if at all, will likely be lower than the original issue price.

Information about historical values may not be indicative of future values — Included below is information about historical levels of the 30yr CMS Rate and the 10yr CMS Rate.  The historical levels have been furnished as a matter of information only, and you should not regard the information as indicative of the range of, or trends in, fluctuations in the 30yr CMS Rate or the 10yr CMS Rate that may occur in the future.  Fluctuations in the 30yr CMS Rate or the 10yr CMS Rate may make the value of the Notes difficult to predict and more volatile than conventional fixed or floating interest rate debt securities and can result in effective returns to investors that are lower than anticipated.

Changes in the value of the 30yr CMS and 10yr CMS Rates could result in a substantial loss to you — The existence, magnitude and longevity of the risks associated with the Notes depend on factors over which we have no control and that cannot readily be foreseen.  These risks include economic events and market expectations, political, legislative, accounting, tax and other regulatory events, and financial events.  The 30yr CMS Rate and the 10yr CMS Rate can be highly volatile.  Such volatility may be expected in the future.  Fluctuations in historical levels of the 30yr CMS Rate and the 10yr CMS Rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur during the term of the Notes.

You must rely on your own evaluation of the merits of an investment linked to the 30yr CMS and 10yr CMS Rates — In the ordinary course of their businesses, we, Lehman Brothers Inc. or our affiliates may from time to time express views on expected movements in the levels of the 30yr CMS Rate and the 10yr CMS Rate.  These views are sometimes communicated to clients who are active participants in the U.S. Dollar swap rate market. However, these views, depending upon worldwide economic, political and other developments, may vary over differing time horizons and are subject to change.  In connection with your purchase of the Notes, you should investigate the U.S. Dollar swap rate market and not rely on views which may be expressed by we, Lehman Brothers Inc. or our affiliates in the ordinary course of their businesses with respect to future swap rate or other interest rate movements.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

We intend to treat the Notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the Prospectus Supplement.

HISTORICAL LEVELS OF THE 30-YEAR CMS RATE AND THE 10-YEAR CMS RATE

The following shows for illustrative purposes the 30-Year CMS Rate and the 10-Year CMS Rate in effect on the Trade Date and on the hypothetical Interest Reset Dates listed below. The historical experience of the 30-Year CMS Rate and 10-Year CMS Rate should not be taken as an indication of the future performance of the 30-Year CMS Rate and 10-Year CMS Rate during the term of the Notes.  Fluctuations in the level of the 30-Year CMS Rate and 10-Year CMS Rate make the Notes’ effective interest rate after April 25, 2008, difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Hypothetical Interest Reset Dates	30yr CMS Rate (in %)	10yr CMS Rate (in %)	30yr CMS Rate - 10yr CMS Rate (in %)

3/29/2007	5.383	5.163	0.220
1/25/2007	5.479	5.354	0.125
10/25/2006	5.468	5.336	0.132
7/25/2006	5.728	5.643	0.085
4/25/2006	5.725	5.584	0.141
1/25/2006	5.133	4.99	0.143
10/25/2005	5.213	4.998	0.215
7/25/2005	4.947	4.689	0.258
4/25/2005	5.031	4.691	0.34
1/25/2005	5.055	4.567	0.488
10/25/2004	5.089	4.393	0.696
7/26/2004	5.575	4.965	0.61
4/26/2004	5.544	4.887	0.657
1/26/2004	5.308	4.522	0.786
10/27/2003	5.426	4.681	0.745
7/25/2003	5.421	4.596	0.825
4/25/2003	5.078	4.256	0.822
1/27/2003	5.257	4.414	0.843
10/25/2002	5.499	4.69	0.809
7/25/2002	5.796	5.008	0.788
4/25/2002	6.128	5.672	0.456
1/25/2002	6.141	5.785	0.356
10/25/2001	5.789	5.188	0.601
7/25/2001	6.328	5.989	0.339
4/25/2001	6.534	6.108	0.426
1/25/2001	6.41	6.155	0.255
10/25/2000	6.853	6.786	0.067
7/25/2000	7.18	7.237	-0.057
4/25/2000	7.291	7.308	-0.017
1/25/2000	7.484	7.406	0.078
10/25/1999	7.262	7.107	0.155
7/26/1999	6.984	6.857	0.127
4/26/1999	6.232	5.968	0.264
1/25/1999	5.801	5.452	0.349
10/26/1998	5.92	5.512	0.408
7/27/1998	6.143	6.023	0.12
4/27/1998	6.442	6.28	0.162
1/26/1998	6.281	6.099	0.182
10/27/1997	6.617	6.408	0.209
7/25/1997	6.784	6.572	0.212
4/25/1997	7.47	7.295	0.175
1/27/1997	7.267	7.004	0.263
10/25/1996	7.167	6.863	0.304
7/25/1996	7.425	7.229	0.196

4/25/1996	7.235	6.992	0.243
1/25/1996	6.493	6.081	0.412
10/25/1995	6.734	6.388	0.346
7/25/1995	7.278	6.81	0.468
4/25/1995	7.786	7.384	0.402
1/25/1995	8.376	8.209	0.167
10/25/1994	8.604	8.248	0.356
7/25/1994	8.108	7.622	0.486
4/25/1994	7.722	7.267	0.455
1/25/1994	6.987	6.012	0.975
10/25/1993	6.71	5.82	0.89
7/26/1993	7.343	6.252	1.091
4/26/1993	7.711	6.29	1.421
1/25/1993	7.568	6.817	0.751
10/26/1992	8.083	7.25	0.833
7/27/1992	7.893	7.041	0.852

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Lehman Brothers Holdings Inc. has agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from Lehman Brothers Holdings Inc. the principal amount of the Notes at the price specified on the cover of this pricing supplement.  The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at a discount to such price.  After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

It is expected that delivery of the Notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.